Filed by Rodgers Silicon Valley Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Rodgers Silicon Valley Acquisition Corp.
Commission File No. 001-39753

Enovix Bolsters Leadership Team to Accelerate Expansion

Advanced Lithium-ion battery manufacturer accelerates hiring as it builds out a
U.S.-based production facility to support demand from blue chip customers

FREMONT, Calif., July 8, 2021 /PRNewswire/ -- Enovix Corporation (“Enovix”), the leader in the design and manufacture of 3D Silicon™ Lithium-ion batteries, today announced several new additions to the leadership team to accelerate the company’s growth. Enovix has designed, developed and sampled advanced Lithium-ion batteries with energy densities five years ahead of current industry production.

Recent appointments to the leadership team include:

●	Boris Bastien as Vice President of Operations. Bastien joins Enovix from SunPower, where he most recently served as General Manager of SunPower’s Fab4 in the Philippines, overseeing more than 1,000 employees. Prior to SunPower, Bastien spent 17 years at ON Semiconductor and predecessor companies leading teams across multiple production facilities.

●	Alan Hawse as Vice President of Information Technology. Hawse joins Enovix from Infineon Technologies, where he most recently served as Senior Vice President and Fellow. Hawse brings nearly 30 years of experience at Infineon Technologies and Cypress Semiconductor leading IT and software teams.

●	Tom Surrette as Vice President of Human Resources. Surrette is a seasoned business unit leader and human resources executive. At Cypress Semiconductor his roles included Vice President of its Non-Volatile Memory business, Senior Vice President of Worldwide Operations and Executive Vice President of Human Resources.

●	Madeline Lefton as Head of Government Affairs. Lefton joins Enovix from the U.S. Department of Energy, where she served as a senior advisor and was previously a senior legislative aide for U.S. Senator Lisa Murkowski. She earned an undergraduate degree from Dartmouth College and was editor-in-chief of the Environmental Law Review at Lewis & Clark Law School, where she earned a J.D. with specialization in environmental law.

●	Kristin Atkins as Senior Director of Corporate Communications. Atkins joins Enovix from VMware where she led the company’s reputation and Environmental, Social & Governance (ESG) communications. Atkins previously spent a decade at Qualcomm in senior roles spanning communications and Corporate Social Responsibility (CSR).

Since March 2020, Enovix has hired more than 100 employees, of whom 49 joined in the second quarter of 2021 and plans to continue hiring on this growth trajectory for the rest of the year.

“The industries of the future need better battery power to deliver the features consumers demand, while the U.S. government increasingly cites domestic advanced battery production as a national priority,” said Harrold Rust, President and Chief Executive Officer of Enovix. “That’s why it’s so important that Enovix has a world-class team in place to deliver batteries with up to 110% greater energy density of today’s offerings right here in California. Our new leaders have proven experience building new technologies, scaling manufacturing and advancing market growth, and they are important additions to give us a strong competitive advantage as we near completion of the first high volume production facility for batteries with 100% active silicon anodes in the world.”

Enovix's proposed merger with Rodgers Silicon Valley Acquisition Corp. (“RSVAC”) (Nasdaq: RSVA, RSVAU, RSVAW) is expected to close on or about July 13, 2021, subject to receipt of RSVAC and Enovix stockholder approval and satisfaction of other customary closing conditions (the “Business Combination”). The combined company will retain the name Enovix Corporation and will remain listed on the Nasdaq Global Select Market under the new ticker symbol “ENVX.”

About Enovix

Enovix is the leader in advanced silicon-anode lithium-ion battery development and production. The company's proprietary 3D cell architecture increases energy density and maintains high cycle life. Enovix is building an advanced silicon-anode lithium-ion battery production facility in the U.S. for volume production. The company's initial goal is to provide designers of category-leading mobile devices with a high-energy battery so they can create more innovative and effective portable products. Enovix is also developing its 3D cell technology and production process for the electric vehicle and energy storage markets to help enable widespread utilization of renewable energy. For more information, go to www.enovix.com.

About RSVAC

RSVAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. RSVAC's mission is to provide fundamental public technology investors with early access to an excellent Silicon Valley technology company with a focus on green energy, electrification, storage, Smart Industry (IoT), Artificial Intelligence and the new automated-manufacturing wave. For more information, go to www.rodgerscap.com.

Important Information for Investors and Stockholders

In connection with the Business Combination, RSVAC filed a registration statement on Form S-4, as amended (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes the definitive proxy statement which was distributed to holders of RSVAC’s common stock in connection with RSVAC’s solicitation of proxies for the vote by RSVAC stockholders with respect to the Business Combination and other matters as described in the Registration Statement and a prospectus relating to the offer of the securities to be issued to the equity holders of Enovix in connection with the Business Combination. The Registration Statement was declared effective by the SEC on June 24, 2021 and the definitive proxy statement/prospectus and other relevant documents have been mailed to RSVAC stockholders as of June 11, 2021. RSVAC stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with RSVAC’s solicitation of proxies for the special meeting of RSVAC stockholders to be held to approve, among other things, the Business Combination, because these documents contain important information about RSVAC, Enovix and the Business Combination. RSVAC stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by RSVAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Thurman J. Rodgers, Rodgers Silicon Valley Acquisition Corp., 535 Eastview Way, Woodside, CA 94062 or by telephone at (650) 722-1753.

Participants in the Solicitation

RSVAC, Enovix and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from RSVAC stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of RSVAC stockholders in connection with the Business Combination, including a description of their direct and indirect interests, is set forth in the Registration Statement filed with the SEC. You can find more information about RSVAC’s directors and executive officers in the Registration Statement. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release contains certain forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “intend,” “future,” “may,” “to be,” “will,” “would,” “will be,” “expect,” “project,” “believe,” “estimate,” “intend,” “should,” “plan,” “predict,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Enovix’s ability to build and scale its advanced silicon-anode lithium-ion battery, Enovix’s hiring plans and the expected timing of the Business Combination between Enovix and RSVAC. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Enovix and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Enovix.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; risks related to the rollout of the Enovix business and the timing of expected business milestones; the effects of competition on the Enovix business; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents RSVAC has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Enovix does not presently know, or that Enovix does not currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the expectations, plans, or forecasts of future events by Enovix and views as of the date of this press release. Enovix anticipates that subsequent events and developments will cause the assessments of Enovix to change. However, while Enovix may elect to update these forward-looking statements at some point in the future, Enovix specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the assessments of Enovix of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Enovix gives no assurance that it will achieve its expectations.

For investor and media inquiries, please contact:

Enovix Corporation

Charles Anderson

Phone: +1 (612) 229-9729

Email: canderson@enovix.com

Or

The Blueshirt Group

Gary Dvorchak, CFA

Phone: (323) 240-5796

Email: gary@blueshirtgroup.com

For media inquiries, please contact:

Enovix Corporation

Kristin Atkins

Phone: +1 (650) 815-6934

Email: katkins@enovix.com

Or

Matt Stewart

Method Communications

Phone: +1 (415) 867-0999

Email: matt@methodcommunications.com